Exhibit 99.2

STERLITE INDUSTRIES (INDIA) LIMITED Regd. Office: SIPCOT Industrial Complex, Madurai By Pass Road, TV Pooram P.O., Tuticorin. Tamilnadu-628002.
UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED 31ST DECEMBER 2008

(Rs. in Lacs except as stated)
S. No.	Particulars	Quarter ended 31.12.2008 (Unaudited)		Quarter ended 31.12.2007 (Unaudited)		Nine months ended 31.12.2008 (Unaudited)		Nine months ended 31.12.2007 (Unaudited)		Previous accounting Year ended 31.03.2008 (Audited)	S. No.	Segment Information	Quarter ended 31.12.2008 (Unaudited)	Quarter ended 31.12.2007 (Unaudited)	Nine months ended 31.12.2008 (Unaudited)	Nine months ended 31.12.2007 (Unaudited)	Previous accounting Year ended 31.03.2008 (Audited)
1	(a) Net Sales/Income from Operations	444,555		523,320		1,680,809		1,793,928		2,470,536	1	Segment Revenue
	(b) Other Operating Income	9,065		5,297		23,427		27,415		34,131		a) Copper	229,325	260,002	851,325	904,083	1,236,363
	Total Income	453,620		528,617		1,704,236		1,821,343		2,504,667		b) Aluminium	83,617	94,386	312,078	304,490	416,955
2	Expenditure											c) Zinc & Lead	101,740	165,066	435,592	559,167	784,553
	a. Increase/decrease in stock in trade and work in progress	34,162		(7,069)		33,146		(3,673)		(9,894)
	b. Consumption of raw materials#	215,523		251,730		805,544		862,204		1,186,812		d) Others	35,133	9,341	111,164	36,598	49,869
	c. Purchases of traded goods	2,769		—		2,850		192		208	Total		449,815	528,795	1,710,159	1,804,338	2,487,740
	d. Employees Cost	20,125		17,838		57,695		47,490		65,920	Less: Inter Segment Revenues		5,260	5,475	29,350	10,410	17,204
	e. Depreciation	16,538		21,416		49,750		62,192		59,504	Net Sales/Income from Operations		444,555	523,320	1,680,809	1,793,928	2,470,536
	f. Power, Fuel & water	56,372		40,265		165,693		119,796		167,722
	g. Other expenditures	68,142		63,393		222,393		198,581		272,947
	h. Total	413,631		387,573		1,337,071		1,286,782		1,743,219
3	Profit from Operations before Other Income, Interest & Exceptional Items	39,989		141,044		367,165		534,561		761,448
4	Other Income	58,523		24,797		145,612		70,017		122,481
5	Profit before Interest & Exceptional Items	98,512		165,841		512,777		604,578		883,929
6	Interest & Finance Charges	12,196		6,802		26,611		22,758		31,862	2	Segment Results
7	Profit after Interest but before Exceptional Items	86,316		159,039		486,166		581,820		852,067
8	Exceptional Items	1,454		—		2,454		—		5,279		(Profit before tax & interest)
9	Profit from ordinary activities before tax	84,862		159,039		483,712		581,820		846,788		a) Copper	9,976	18,582	69,479	65,471	102,167
10	Tax expenses —Current tax (net)	11,325		35,994		72,824		130,657		176,020		b) Aluminium	10,950	14,524	73,514	63,208	117,934
	—Deferred Tax	87		5,284		5,552		7,545		23,357		c) Zinc & Lead	23,324	101,528	205,941	396,513	540,374
	—Fringe benefit tax	218		97		485		295		451		d) Others	(951)	6,382	23,487	15,530	6,522
	MAT Credit Charge	—		—		—		—		10,442		e) Other unallocable income/expenses (net)	55,213	24,825	140,356	63,856	116,932
11	Net Profit from ordinary activities after Tax	73,232		117,664		404,851		443,323		636,518	Total		98,512	165,841	512,777	604,578	883,929
12	Extra Ordinary Items (net of tax)	—		—		—		—		—	Less : Interest & Finance Charges		12,196	6,802	26,611	22,758	31,862
13	Net Profit for the period	73,232		117,664		404,851		443,323		636,518
14	Minority Interest	17,197		32,133		106,142		135,240		196,160	Less: Exceptional items		1,454	—	2,454	—	5,279
15	Share in the Profit/(Loss) of Associates	(4,663)		—		(4,535)		13		(421)	Profit before Tax		84,862	159,039	483,712	581,820	846,788
16	Net Profit after tax attributable to Consolidated Group	51,372		85,531		294,174		308,096		439,937	3	Capital Employed
17	Paid-up equity share capital (Face value of Rs. 2 each)	14,170		14,170		14,170		14,170		14,170	(Segment Assets less Segment Liabilities)
18	Reserves excluding revaluation reserves (As per balance sheet of previous accounting year )									2,216,068		a) Copper	434,032	494,924	434,032	494,924	478,356
19	Earning Per Share (EPS) (Rs.) (Not Annualised)*											b) Aluminium	475,981	425,813	475,981	425,813	490,740
												c) Zinc & Lead	501,627	423,521	501,627	423,521	452,467
	Basic and diluted EPS before Extraordinary items	7.25	*	12.89	*	41.52	*	46.42	*	65.19		d) Others	406,172	168,802	406,172	168,802	232,156
	Basic and diluted EPS after Extraordinary items	7.25	*	12.89	*	41.52	*	46.42	*	65.19		e) Unallocable	1,371,181	1,090,820	1,371,181	1,090,820	1,138,875
											Total		3,188,993	2,603,880	3,188,993	2,603,880	2,792,594
20	Public Shareholding (Excluding shares against which ADRs are issued)
	Number of Shares	190,714,784		152,549,559		190,714,784		152,549,559		154,625,740
	Percentage of Shareholding	26.92%		21.53%		26.92%		21.53%		21.82%

# Comprises (net) of exchange difference — Rs. 26,803 lacs in Q3 2008, Rs. 276 lacs in Q3 2007,Rs.48,318 lacs in nine months ended December 2008, Rs. 28,995 lacs in nine months ended December 2007 & Rs. (26,953) lacs in FY 07-08

Notes:-

1	The standalone & consolidated results for the quarter & nine months ended 31st December, 2008 have been reviewed by Audit Committee at their meeting. The Board of Directors at its meeting held on 24th January, 2009 approved the above results and their release.

2	The Company opted to publish only Consolidated Financial results. The standalone results of the Company will be available on Company’s website www.sterlite-industries.com.

3	During the nine months ended 31st December 2008, the Company incorporated ‘Sterlite (USA) Inc. as its wholly owned subsidiary and Talwandi Sabo Power Limited has become 100% subsidiary with effect from 1st September, 2008 through its subsidiary Sterlite Energy Limited.

4	a) Consolidated Financial Statements have been prepared in accordance with the Accounting Standard 21 — “Consolidated Financial Statements and Accounting for Investments in Subsidiaries in Separate Financial Statements”. The subsidiaries consolidated are Bharat Aluminium Company Limited, Sterlite Opportunities and Ventures Limited, Hindustan Zinc Limited, Sterlite Energy Limited, Monte Cello BV, Copper Mines of Tasmania Pty. Limited, Thalanga Copper Mines Pty. Limited, Sterlite Paper Limited, Fujairah Gold FZE and Talwandi Sabo Power Limited.

b) An associate, Vedanta Aluminium Limited, in which the Company has significant influence, is accounted under the equity method in accordance with Accounting Standard on Accounting for investment in Associates in Consolidated Financial Statements (AS 23).

5	The above results are prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 (AS 25 — Interim Financial Reporting) & have been subjected to “Limited Review” by the Auditors of the Company.

6	a) Out of the ADS proceeds of Rs. 8,05,093 lacs, so far the Company has utilised Rs. 3,08,100 lacs.

b) Out of the total right issue proceeds of Rs. 1,97,230 lacs received in past, so far the Company has utilised Rs. 1,07,219 lacs.

The unutilised proceeds of ADS & right issue have been temporarily invested in Debt Mutual Funds & Fixed Deposits with banks.

7	a) In order to follow uniform accounting policy in line with those of the Company, in preparation of Consolidated Financial Statement as per Accounting Standard 21, from the quarter ended 31st March, 2008, depreciation on new plant and machinery in Aluminium business has been provided at Straight Line Method rates as against the Written Down Value Method rates. Consequent to this, depreciation charge for the quarter & nine months ended 31st December, 2008 is lower by Rs. 4,450 lacs (net of tax Rs. 2,937 lacs) & Rs. 13,279 lacs (net of tax Rs. 8,765 lacs) respectively as compared to the amount of depreciation that would have been charged if there was no change in the method.

b) Arising from the announcement of The Institute of Chartered Accountants of India on 29th March 2008, the Company had chosen for adoption of Accounting Standard (AS) — 30, “Financial Instruments: Recognition & Measurement”, in its entirety during the quarter ended 31st March 2008. The figures of corresponding quarter & nine months of the previous year have not been restated. As a result the same are not comparable. This is a matter of reference in Limited Review Report of Statutory Auditors.

c) The figures of corresponding quarter & nine months ended 31st December 2007 are not comparable to the extent as mentioned in 7 (a) & (b) above. This is a matter of reference in Limited Review Report of Statutory Auditors.

8	Pursuant to BIFR granting approval to the draft rehabilitation scheme of India Foils Limited (IFL) and in terms of the said scheme, Net loans & guarantees aggregating to Rs. 15,572 lacs devolved on the Company during the quarter, against which the Company has been allotted Preference shares by IFL amounting to Rs. 15,203 lacs. The Company has sold the preference shares at a loss of Rs 15,203 lacs.Exceptional item for the quarter & nine months ended 31st December 2008 represents the differences between the above mentioned loss & reversal of provision made in earlier years/periods.Accordingly the tax expenses for the quarter & nine months ended 31st December 2008 is after taking into consideration the above mentioned losses.

9	On 30th May 2008, the Company through its wholly owned subsidiary signed a definitive agreement with ASARCO LLC, a mining, smelting and refining Company based in Tucson, Arizona to acquire substantially all the operating assets of ASARCO for US$ 2.6 billion in cash. The agreement was subject to the approval of the US Bankruptcy Court for the Southern District of Texas, Corpus Christi Division. Due to recent financial turmoil, the steep fall in copper price and adverse global economic conditions, Company informed to ASARCO that it cannot complete the transaction at the previously agreed purchase price and is willing to renegotiate the purchase consideration.The renegotiation process is currently underway.

10	Tax expenses for the quarter and nine months ended 31st December 2008 is after considering write back of provision of Rs. 2,103 lacs related to earlier year.

11	Other operating income of corresponding nine months ended 31st December, 2007 and previous accounting year ended 31st March, 2008 includes a sum of Rs 13,048 lacs (net of tax Rs. 8,613 lacs) being excess royalty liability written back based on decision of the Rajasthan High Court in respect of Zinc operations.

12	Consistent with the treatment followed in earlier years, investment in equity shares of a power Company has been considered as an intangible asset. This has resulted in an additional amortisation charge of Rs.350 lacs for the nine-months ended 31 December 2008 (corresponding nine months: Rs.350 lacs) and the net profit for the nine months being lower by Rs. 231 lacs (corresponding previous nine months Rs. 231 lacs). This treatment, being in preference to the requirements of Accounting Standards, has been reported on by the auditors.

13	As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported “Segment Information”, as described below: -

The main business segment are, (i) Copper which consist of mining of copper concentrate, manufacturing of copper cathode and continuous cast copper rod, (ii) Aluminium which consist of mining of bauxite and manufacturing of various aluminium products and (iii) Zinc which consists of mining of ore and manufacturing of zinc ingots and lead ingots (iv) Other business segment comprise of Phosphoric Acid, Paper and Power other than captive power. The assets and liabilities that can not be allocated between the segments are shown as unallocated corporate assets and liabilities respectively.

14	Increase in the public shareholding during the period is mainly on account of conversion of some of ADS into underlying shares and classification of one of the promoters’ shareholding as public holding following his demise.

15	In terms of Clause 41 of the Listing agreement, details of number of investor complaints for the quarter ended 31st December 2008: Beginning NIL, Received 51, Disposed off 45 , Pending 6.

16	Previous Period/Year figures have been regrouped / re-arranged wherever necessary.

By order of the Board

	Place: Mumbai	Anil Agarwal
	Dated : 24th January, 2009	Chairman